SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Insweb Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809K202 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 45809K202	Page 1 of 4 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons

The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a) ☐
b) ☐
3)	SEC USE ONLY

4)	Citizenship or Place of Organization

Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power

-0-
6) Shared Voting Power

352,297
7) Sole Dispositive Power

-0-
8) Shared Dispositive Power

352,297

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

352,297
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9)

8.60
12)	Type of Reporting Person (See Instructions)

HC

CUSIP No. 45809K202	Page 2 of 4 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons

PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a) ☐
b) ☐
3)	SEC USE ONLY

4)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power

-0-
6) Shared Voting Power

352,297
7) Sole Dispositive Power

-0-
8) Shared Dispositive Power

352,297

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

352,297
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9)

8.60
12)	Type of Reporting Person (See Instructions)

HC

CUSIP No. 45809K202	Page 3 of 4 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons

PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a) ☐
b) ☐
3)	SEC USE ONLY

4)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power

-0-
6) Shared Voting Power

352,297
7) Sole Dispositive Power

-0-
8) Shared Dispositive Power

352,297

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

352,297
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9)

8.60
12)	Type of Reporting Person (See Instructions)

BK

Page 4 of 4 Pages

ITEM 4 -	OWNERSHIP:
The following information is as of December 31, 2006:

	(a)	Amount Beneficially Owned: 352,297 shares*

*See the response to Item 6.

	(b)	Percent of Class: 8.60

	(c)	Number of shares to which such person has:

		(i)	sole power to vote or to direct the vote -0-

		(ii)	shared power to vote or to direct the vote 352,297

		(iii)	sole power to dispose or to direct the disposition of -0-

		(iv)	shared power to dispose or to direct the disposition of 352,297

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The total shares of Common Stock reported herein are held in Trust Accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.

In connection with the Trust Accounts, Lloyd I. Miller, III and PNC Bank, National Association, in its capacity as Trustee, have entered into an Investment Advisory Agreement dated as of April 1, 2002. Either party may terminate the Investment Advisory Agreement on 30 days’ prior written notice.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007	February 12, 2007
Date	Date

By: /s/ George P. Long, III	By: /s/ George P. Long, III
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Bank, National Association
George P. Long, III, Corporate Secretary	George P. Long, III, Secretary
Name & Title	Name & Title

February 12, 2007
Date

By: /s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.
Maria C. Schaffer, Executive Vice President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

WAS PREVIOUSLY FILED AS EXHIBIT A TO SCHEDULE 13G